Exhibit 99.1

 Allot Communications Announces
Second Quarter 2017 Financial Results

Revenues in Q2 up from Q1 2017, with smaller loss in Q2 compared to Q1 2017

Hod Hasharon, Israel – August 1, 2017 - Allot Communications Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of security and monetization solutions that enable service providers and enterprises to protect and personalize the digital experience, today announced its second quarter 2017 financial results.

 Q2 2017 Highlights

•	GAAP revenues were $19.5M, up from $18.4M in Q1 2017;

•	GAAP operating loss was $3.8M, down from $4.9M in Q1 2017;

•	Book-to-bill above one for the second consecutive quarter.

Management Comment

Erez Antebi, President & CEO of Allot Communications, commented, “The past quarter was the second consecutive quarter with book-to-bill ratio above one. We are also seeing a steady, consistent increase in the number of consumers who are enjoying the benefits of our network security solutions. Internally, we are aligning the organization to fit the new strategy and generate growth. I strongly believe we are on the right path to materialize on the market opportunities we identified as growth engines, and we continue to demonstrate the value of our solutions and commitment to customer success.”

Q2 2017 Financial results

On a GAAP basis, total revenues for the second quarter of 2017 were $19.5 million, compared to $18.4 million reported for the first quarter of 2017. Net loss for the second quarter of 2017 was $4.0 million, or $0.12 per basic and diluted share. This compares with a net loss of $5.1 million, or $0.15 per basic and diluted share, in the first quarter of 2017.

On a non-GAAP basis, total revenues for the second quarter of 2017 were $19.5 million compared to $18.5 million reported for the first quarter of 2017. Net loss for the second quarter of 2017 was $2.3 million, or $0.07 per basic and diluted share. This compares with a net loss of $3.6 million, or $0.11 per basic and diluted share, in the first quarter of 2017.

Cash and investments as of June 30, 2017 totaled $111.3 million. The Company recorded a positive operating cash flow of $0.9 million during the quarter.

2017 Outlook

Management reiterates its previously issued guidance and expects 2017 revenues in the range of $80 - $84 million.  Revenues for the second half of 2017 are expected to be better than for the first half and the book to bill ratio for the year is expected to be above 1.

Conference Call & Webcast:

The Allot management team will host a conference call to discuss second quarter 2017 earnings results today, August 1, 2017 at 8:30 AM ET, 3:30 p.m. Israel time. To access the conference call, please dial one of the following numbers:

US: +1-888-668-9141, UK: +44(0) 800-917-5108, Israel: +972-3-918-0609.

A recording of the conference call will be available from 12:00PM ET on August 1, 2017 for 30 days. To access the recording, please dial: +1-866-276-1485; UK: +44(0) 800-917-1246; Intl: +972-3-925-5928

A live webcast of the conference call can be accessed on the Allot Communications website at: http://www.allot.com.

The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications (NASDAQ: ALLT, TASE: ALLT) is a leading provider of security and monetization solutions that enables service providers and enterprises to protect and personalize the digital experience. Allot’s flexible and highly scalable service delivery framework leverages the intelligence in data networks, enabling service providers to get closer to their customers, safeguard network assets and users, and accelerate time-to-revenue for value-added services. We employ innovative technology, proven know-how and a collaborative approach to provide the right solution for every network environment. Allot solutions are currently deployed at 5 of the top 10 global mobile operators and in thousands of CSP and enterprise networks worldwide. For more information, please visit www.allot.com.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, restructuring expenses and other acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft/Gavriel Frohwein +1 646 688 3559 allot@gkir.com	Public Relations Contact: Sigalit Orr Director Corporate Communications International dialing +972-54-268-1500 sorr@allot.com

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

Revenues	$19,502	$22,958	$37,937	$45,896
Cost of revenues	6,662	6,524	12,980	13,667

Gross profit	12,840	16,434	24,957	32,229

Operating expenses:
Research and development costs, net	5,364	5,957	10,897	12,818
Sales and marketing	8,747	8,846	17,727	19,117
General and administrative	2,519	2,570	5,060	5,267
Total operating expenses	16,630	17,373	33,684	37,202
Operating loss	(3,790)	(939)	(8,727)	(4,973)
Financial and other income, net	112	211	474	327
Loss before income tax benefit	(3,678)	(728)	(8,253)	(4,646)

Tax expenses	352	499	854	870
Net loss	(4,030)	(1,227)	(9,107)	(5,516)

Basic net loss per share	$(0.12)	$(0.04)	$(0.27)	$(0.17)

Diluted net loss per share	$(0.12)	$(0.04)	$(0.27)	$(0.17)

Weighted average number of shares
used in computing basic net
earnings per share	33,200,982	33,234,040	33,146,715	33,357,014

Weighted average number of shares
used in computing diluted net
earnings per share	33,200,982	33,234,040	33,146,715	33,357,014

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

GAAP Revenues	$19,502	$22,958	$37,937	$45,896
Fair value adjustment for acquired deferred revenues write down	13	36	37	101
Non-GAAP Revenues	$19,515	$22,994	$37,974	$45,997

GAAP cost of revenues	$6,662	$6,524	$12,980	$13,667
Share-based compensation (1)	(96)	(104)	(192)	(173)
Amortization of intangible assets (2)	(242)	(233)	(474)	(481)
Non-GAAP cost of revenues	$6,324	$6,187	$12,314	$13,013

GAAP gross profit	$12,840	$16,434	$24,957	$32,229
Gross profit adjustments	351	373	703	755
Non-GAAP gross profit	$13,191	$16,807	$25,660	$32,984

GAAP operating expenses	$16,630	$17,373	$33,684	$37,202
Share-based compensation (1)	(870)	(1,220)	(1,618)	(2,806)
Amortization of intangible assets (2)	(135)	(132)	(269)	(270)
Expenses related to M&A activities (3)	-	-	(89)	-
Non-GAAP operating expenses	$15,625	$16,021	$31,708	$34,126

GAAP financial and other income	$112	$211	$474	$327
Expenses related to M&A activities (3)	306	(135)	379	143
Non-GAAP Financial and other income	$418	$76	$853	$470

GAAP taxes on income	$352	$499	$854	$870
Tax benefit (in respect of net deferred tax asset recorded)	(64)	(69)	(130)	(131)
Non-GAAP taxes on income	$288	$430	$724	$739

GAAP Net Loss	$(4,030)	$(1,227)	$(9,107)	$(5,516)
Share-based compensation (1)	966	1,324	1,810	2,979
Amortization of intangible assets (2)	377	365	743	751
Expenses related to M&A activities (3)	306	(135)	468	143
Fair value adjustment for acquired deferred revenues write down	13	36	37	101
Tax benefit (in respect of net deferred tax asset recorded)	64	69	130	131
Non-GAAP Net income (Loss)	$(2,304)	$432	$(5,919)	$(1,411)

GAAP Loss per share (diluted)	$(0.12)	$(0.04)	$(0.27)	$(0.17)
Share-based compensation	0.03	0.04	0.05	0.09
Amortization of intangible assets	0.01	0.01	0.02	0.02
Expenses related to M&A activities	0.01	(0.00)	0.01	0.01
Fair value adjustment for acquired deferred revenues write down	0.00	0.00	0.00	0.00
Tax benefit (in respect of net deferred tax asset recorded)	0.00	0.00	0.01	0.01
Non-GAAP Net income (Loss) per share (diluted)	$(0.07)	$0.01	$(0.18)	$(0.04)

Weighted average number of shares used in
computing GAAP diluted net earnings per share	33,200,982	33,234,040	33,146,715	33,357,014

Weighted average number of shares used in
computing non-GAAP diluted net earnings per share	33,200,982	33,736,414	33,146,715	33,357,014

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$96	$104	$192	$173
Research and development costs, net	217	280	446	706
Sales and marketing	246	467	487	1,089
General and administrative	407	473	685	1,011
	$966	$1,324	$1,810	$2,979

(2) Amortization of intangible assets
Cost of revenues	$242	$233	$474	$481
Sales and marketing	135	132	269	270
	$377	$365	$743	$751

(3) Expenses related to M&A activities
General and administrative	$-	$-	$89	$-
Finanacial expenses	306	(135)	379	143
	$306	$(135)	$468	$143

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,460	$23,326
Short term deposits	24,543	29,821
Marketable securities	63,252	60,507
Trade receivables, net	24,367	24,158
Other receivables and prepaid expenses	3,926	3,879
Inventories	10,084	7,235
Total current assets	149,632	148,926

LONG-TERM ASSETS:
Severance pay fund	287	252
Deferred taxes	133	267
Other assets	570	1,136
Total long-term assets	990	1,655

PROPERTY AND EQUIPMENT, NET	5,076	4,387
GOODWILL AND INTANGIBLE ASSETS, NET	35,229	35,972

Total assets	$190,927	$190,940

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$9,411	$3,275
Deferred revenues	10,679	11,133
Other payables and accrued expenses	11,482	10,538
Total current liabilities	31,572	24,946

LONG-TERM LIABILITIES:
Deferred revenues	3,090	3,597
Accrued severance pay	711	592
Other long term liabilities	4,857	4,502
Total long-term liabilities	8,658	8,691

SHAREHOLDERS' EQUITY	150,697	157,303

Total liabilities and shareholders' equity	$190,927	$190,940

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:

Net Loss	$(4,030)	$(1,227)	$(9,107)	$(5,516)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	535	596	1,065	1,195
Stock-based compensation related to options granted to employees	966	1,324	1,809	2,979
Amortization of intangible assets	376	365	743	751
Capital loss	3	21	7	20
Decrease in accrued severance pay, net	56	9	84	27
Decrease in other assets	258	483	566	374
Decease in accrued interest and amortization of premium on marketable securities	376	402	502	740
Decrease (Increase) in trade receivables	(1,469)	261	(209)	542
Decrease (Increase) in other receivables and prepaid expenses	1,028	(92)	406	242
Increase in inventories	(2,087)	(513)	(2,849)	(139)
Decrease in long-term deferred taxes, net	67	61	134	123
Increase (Decrease) in trade payables	4,287	(3,060)	6,136	(2,905)
Increase (Decrease) in employees and payroll accruals	340	(12)	616	(597)
Increase (Decrease) in deferred revenues	(108)	1,163	(961)	(64)
Increase (Decrease) in other payables and accrued expenses	269	(1,004)	760	(404)
Net cash provided by (used in) operating activities	867	(1,223)	(298)	(2,632)

Cash flows from investing activities:

Redemption of (Investment in) short-term deposits	4,805	(267)	5,278	9,733
Purchase of property and equipment	(949)	(409)	(1,760)	(736)
Investment in marketable securities	(8,950)	(8,200)	(15,538)	(16,980)
Proceeds from redemption or sale of marketable securities	7,662	7,690	12,411	18,590
Net cash provided by (used in) investing activities	2,568	(1,186)	391	10,607

Cash flows from financing activities:

Exercise of employee stock options	17	15	41	26
Purchase of treasury stocks	-	(2,279)	-	(3,326)
Net cash provided by (used in) financing activities	17	(2,264)	41	(3,300)

Increase (Decrease) in cash and cash equivalents	3,452	(4,673)	134	4,675
Cash and cash equivalents at the beginning of the period	20,008	24,818	23,326	15,470
Cash and cash equivalents at the end of the period	$23,460	$20,145	$23,460	$20,145